Fitch Affirms Avianca Holdings’ IDRs at ‘BB-’ & Unsecured Notes at ‘B+/RR5’; Outlook Stable Ratings Endorsement Policy 26 Mar 2014 10:00 PM (EDT)

Fitch Ratings-New York-26 March 2014: Fitch Ratings has affirmed the ratings of Avianca Holdings S.A.’s (Avianca Holdings) and its subsidiaries as follows:

Avianca Holdings S.A. (Avianca Holdings):

—Long-term Issuer Default Rating (IDR) at ‘BB-’;

—Long-term local currency IDR at ‘BB-’;

—USD300 million unsecured notes due in 2020 at ‘B+/RR5’.

Aerovias del Continente Americano S.A. (Avianca):

—Long-term IDR ‘BB-’;

—Long-term local currency IDR ‘BB-’.

Grupo Taca Holdings Limited (Grupo Taca):

—Long-term IDR ‘BB-’.

In addition, Fitch has simultaneously affirmed and withdrawn Avianca Leasing LLC’s LT IDR. The IDR of Avianca Leasing is being withdrawn because the entity is a special vehicle purpose (SPV) and the credit quality of the bonds issued by it reflects the guarantees provided by Avianca Holdings S.A., Grupo Taca Limited, and Avianca.

The Rating Outlook is Stable.

Avianca Holdings’ IDRs reflect its important regional market position as the leader carrier in Colombia and Central America, geographic diversification, stable EBITDAR margins, high gross adjusted leverage, and adequate liquidity. The ratings also consider the vulnerability of the company’s cash flow generation to higher fuel prices and the inherent risks of the airline industry, balanced by the carrier’s ability to maintain margins based on the leader position in the markets where it operates. The ratings incorporate the company’s substantial fleet renewal plan and its expected impact in the company’s competitive market position, margins, financial leverage and free cash flow.

The company’s credit profile is viewed as weak for the rating category. The ‘B+/RR5’ rating of the company’s unsecured notes incorporate the subordination of the company’s unsecured notes with respect to significant levels of secured debt, and below the average recovery prospects in the event of default. The unsecured notes are co-issued by Avianca Holdings SA, Grupo TACA Ltd, and Avianca Leasing LLC.

The Stable Outlook reflects expectations that Avianca Holdings will expand its operations and withstand competitive pressure while keeping its credit profile stable.

RATING DRIVERS:

Solid Regional Market Position, Stable Margins

Positively Incorporated, Avianca Holdings has a dominant market position in Colombia’s airline market, which is the third most important in the region after Brazil and Mexico. Colombia’s domestic and international passenger segments are estimated at approximately 17 million and 8 million, respectively, of passengers transported in 2013. The company’s Colombia domestic market and intra home markets (including Colombia, Peru, Ecuador, El Salvador, Costa Rica and Guatemala) are 56% and 67%, respectively. The company’s market share in Peru’s domestic market is around 14%.

EBITDAR margins are expected to be around 17%. Avianca Holdings’ financial performance remained stable the last three years when compared with other regional players that have reached material deterioration in margins during the same period. This situation reflects the company’s pricing power - from its solid business position in its main markets - and its capacity to transfer part of increases in costs. The company’s EBITDAR and EBITDAR margin were USD828 million and 18%, respectively, which positively compares with levels of USD543 million and 14.3% in 2011.

Adequate Business Diversification

Avianca Holdings’ business model combines operations in Colombia, Central America, and South America, which allows the company to rotate capacity according to market conditions. Its geographic diversification allows the company to maintain consistently solid load factors of around 80% during the last three years, ended in December 2013. The company’s business diversification is viewed as adequate with international passengers, domestic passengers, cargo operations, and the loyalty program segments representing approximately 61.4%, 22.4%, 10.9%, and 5.3% of the company’s total revenues. The company’s business diversification is not expected to materially change in the short to medium term.

Weakening Liquidity Driven by Exposure to Venezuela

The company’s liquidity position has deteriorated during the last quarters resulting from the increase in its cash position related to Venezuelan operations. By the end of Dec. 31, 2013 the company’s total cash position was a USD735 million, which includes a total cash trapped in Venezuela of around USD297 million or 40% of the company’s total cash. Although the company has announced recently that it is executing a major reduction of its operations in Venezuela, the capacity and timing to repatriate the cash in Venezuela remains unclear.

For the purpose of the company’s liquidity analysis Fitch is not considering the cash in Venezuela. With this consideration, Avianca Holdings S.A.’s adjusted cash position (USD439 million) to LTM revenues (USD4.6 billion) ratio is estimated at 9.5%. The ratings incorporated the view that the company will maintain a cash position (excluding Venezuela exposure) consistently above 9% during 2014. In addition, the company faces debt payment of USD314 million and USD265 million due during 2014 and 2015, respectively, which will be refinanced.

High Adjusted Gross Leverage

The ratings are constrained by the company’s high adjusted leverage. The company had approximately USD4.2 billion in total adjusted debt at the end of December 2013. This debt consists primarily of USD2.3 billion of on-balance-sheet debt, most of which is secured, and an estimated USD1.9 billion of off-balance-sheet debt associated with lease obligations. The company’s rentals payments during 2013 were USD273 million. The company’s gross adjusted leverage, measured by total adjusted debt/EBITDAR ratio, was 5.0x at the end of December 2013. The ratings factor in the expectation that the company’s gross adjusted leverage will remain in the 5x to 5.5x range during the next two years ended in December 2015. Business deleverage is not expected to occur in the short term to medium term.

Limited FCF Generation Driven by Fleet Capex

The company’s execution of its fleet renewal program is viewed strategically positively over the medium term; however, the fleet capital expenditure plan will put pressure over the company’s FCF generation over the next years. The company’s capex related to aircraft equipment for the 2014-2016 period is estimated at USD1.3 billion, which includes approximately USD600 million in fleet capex being executed during 2014.

In 2013, the company’s FCF generation was negative in USD176 million, resulting in FCF margin (LTM FCF/ LTM Revenues) of
-3.8%. 2013 FCF calculation considers USD446 million, USD585 million, and USD37 million in cash flow from operations, capex, and paid dividends, respectively. The company’s FCF margin is expected to remain negative around -5% during 2014. Avianca Holdings’ available seat kilometers was 36.5 billion and 38.7 billion in 2012 and 2013, respectively, and it is expected to grow around 9% in 2014.

Credit Linkages and Notes’ Guarantees Structure Incorporated

The ratings also reflect the Avianca Holdings’ corporate structure and the credit linkage with its subsidiaries, Avianca and Grupo Taca. Combined, these two operating companies represent the main source of cash flow generation for the holding company. The significant legal and operational links between the two operating companies are reflected in the existence of cross-guarantee and cross-default clauses related to the financing of aircraft acquisitions for both companies.

Avianca Holdings’ unsecured notes are fully and unconditionally guaranteed on an unsecured, senior basis by Grupo Taca as a co-issuer and its subsidiaries Taca International Airlines S.A., LACSA S.A. and Trans American Airlines S.A. - Taca Peru. Avianca Leasing’s obligations as a co-issuer of the notes is unconditionally guaranteed on an unsecured, senior basis by Avianca up to USD200 million.

RATING SENSITIVITIES:

Positive Rating Actions:

Although the prospect of an upgrade is unlikely in the foreseeable future, Fitch could consider a positive rating action if Avianca Holdings generates margins and FCF above expectations incorporated in the ratings, resulting in lower financial adjusted leverage and the improvement of its liquidity profile.

Negatively Rating Actions:

Conversely, a negative rating action could be considered if the company’s credit profile (FCF, financial adjusted leverage, or liquidity position) weakens, especially in a fuel spike or falling demand scenario. Deterioration in the company’s credit metrics resulting in gross adjusted leverage above 6x and liquidity position of cash to LTM revenues consistently below 7% will likely result in a downgrade.

Contact:

Primary Analyst

Jose Vertiz

Director

+1-212-908-0641

Fitch Ratings, Inc.

One State Street Plaza

New York, NY 10004

Secondary Analyst

Jorge Yanes

Director

+571-326-9999

Committee Chairperson

Daniel R. Kastholm, CFA

Managing Director

+1-312-368-2070

Media Relations: Elizabeth Fogerty, New York, Tel: +1 (212) 908 0526, Email: elizabeth.fogerty@fitchratings.com.

Additional information is available at ‘www.fitchratings.com’.

Applicable Criteria and Related Research:

—‘Corporate Rating Methodology’ (Aug. 5, 2013).

Applicable Criteria and Related Research:

Corporate Rating Methodology: Including Short-Term Ratings and Parent and Subsidiary Linkage

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